Exhibit 3.145

CERTIFICATE OF FORMATION

OF

MOTTO MANAGEMENT LLC

This Certificate of Formation of Motto Management LLC (the “Company”), dated as of September 28, 2018, is being executed and filed by Abigail Hotchkin, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Action (6 Del. C. §18-101, et seq.),

FIRST. The name of the limited liability company formed herein is:

MOTTO MANAGEMENT LLC

SECOND. The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808.

THIRD. The name and address of the registered agent for service of process on the Company in the State of Delaware is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware 19808.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as date first above written.

/s/ Abigail Hotchkin
Name: Abigail Hotchkin
Title: Authorized Person